Exhibit 99.1
Q3
2025
EARNINGS RESULTS
Conference Call
Friday October 24, 2025
9:00 a.m. (Mexico City Time)
11:00 a.m. (Eastern Time)

To participate in the conference call please connect via webcast or by dialing:
International Toll-Free:    +1 (888) 350-3870
International Toll:    +1 (646) 960-0308
International Numbers:    https://events.q4irportal.com/custom/access/2324/
Participant Code:    1849111

Webcast:    https://events.q4inc.com/attendee/463630198

The replay will be available two hours after the call had ended and can be accessed from Vesta's IR website.

Juan Sottil
CFO
+52 55 5950-0070 ext. 133
jsottil@vesta.com.mx
Fernanda Bettinger
IRO
+52 55 5950-0070 ext. 163
mfbettinger@vesta.com.mx
investor.relations@vesta.com.mx
Barbara Cano
InspIR Group
+1 (646) 452-2334
barbara@inspirgroup.com

Mexico City, October 23, 2025 – Corporación Inmobiliaria Vesta S.A.B. de C.V., (“Vesta”, or the “Company”) (BMV: VESTA; NYSE: VTMX), a leading industrial real estate company in Mexico, today announced results for the third quarter ended September 30, 2025. All figures included herein were prepared in accordance with International Financial Reporting Standards (IFRS), which differs in certain significant respects from U.S. GAAP. This information should be read in conjunction with, and is qualified in its entirety by reference to, Vesta's consolidated financial statements, including the notes thereto. Vesta’s financial results are stated in US dollars unless otherwise noted.
Q3 2025 Highlights

•Vesta has revised its full year 2025 guidance: EBITDA margin is expected to reached 84.5%, an increase from prior guidance of 83.5%, reflecting the Company's continued expense control discipline. Per previously issued guidance, revenue and adjusted NOI margin are expected to be solidly achieved between 10.0-11.0% and 94.5%, respectively.
•Vesta delivered strong financial results for the third quarter 2025: total income reached US$ 72.4 million; a 13.7% year over year increase, while total income excluding energy reached US$ 69.9 million; a 14.5% increase compared to US$ 61.1 million in the third quarter 2024. Third quarter 2025 Adjusted NOI1 margin and Adjusted EBITDA2 margin reached 94.4% and 85.3%, respectively.
•Vesta FFO reached US$ 47.4 million for the third quarter 2025; a 16.5% increase compared to US$ 40.7 million in the third quarter 2024, while Vesta FFO per share reached US$ 0.055; a 20.1% year over year increase.
•Third quarter 2025 leasing activity reached 1.7 million sf: 600 thousand sf in new contracts with existing and new Vesta tenants in the electronics, e-commerce and automotive sectors reflecting improving market dynamics, and 1.1 million sf in lease renewals with an average weighted lease life of approximately six years. Vesta began construction on one new building in Guadalajara and delivered 1.3 million sf of new buildings during the third quarter 2025. Vesta’s third quarter 2025 stabilized portfolio occupancy reached 94.3%.
•Third quarter 2025 renewals and re-leasing reached 1.2 million sf with a trailing twelve-month weighted average spread of 12.4%. Same-store NOI increased by 2.4% year over year.
•On September 30, 2025, the Company announced the successful closing of US$ 500 million senior unsecured notes at a 5.50% interest rate due 2033, strengthening Vesta´s balance sheet, providing financial flexibility and enabling continued execution of Vesta´s long term strategy, also with progress towards a fully unsecured capital structure. The issuance received a credit rating of BBB-/Positive by both S&P Global Ratings and Fitch. A portion of the proceeds will be used to prepay existing debt and subsequent to the quarter's end, on October 9, 2025, Vesta paid its Metlife II credit facility and related incremental facility of US$ 150 million and US$ 26.6 million, respectively.
•During the third quarter Vesta sold an 80,604 square foot building in Ciudad Juarez for US$ 5.5 million- an approximately 10% premium to appraisal value- aligned with Vesta´s strategy to opportunistically recycle assets.
•Subsequent to quarter's end, on October 22, 2025, Vesta acquired 330 acres of land in Monterrey, in the high-demand Monterrey-Apodaca Airport Highway corridor, with an initial payment of US$ 46.9 million, equivalent to 50% of the total price. The deal included 2-year seller financing, providing flexible capital deployment. The site benefits from a strategic location next to the Monterrey International Airport and Nuevo León’s Research and Technology Innovation Park, offering exceptional connectivity and direct access to a highly skilled labor pool. With this acquisition, Vesta has secured almost all of the land required to deliver the Company's Route 2030.
•Vesta paid US$ 17.4 million in dividends for the third quarter of 2025, equivalent to MXN$ 0.3751 per ordinary share, on October 15, 2025.

1 Adjusted NOI and Adjusted NOI Margin calculations have been modified, please refer to Notes and Disclaimers.
2Adjusted EBITDA and Adjusted EBITDA Margin calculations have been modified, please refer to Notes and Disclaimers.

2

				9 months
Financial Indicators (million)	Q3 2025	Q3 2024	Chg. %	2025	2024	Chg. %
Total Rental Income	72.4	63.7	13.7	206.8	187.3	10.4
Total Revenues (-) Energy	69.9	61.1	14.5	200.3	180.8	10.8
Adjusted NOI	66.1	57.6	14.7	190.0	171.5	10.8
Adjusted NOI Margin %	94.4%	94.3%		94.9%	94.9%
Adjusted EBITDA	59.7	51.9	15.0	170.0	152.0	11.9
Adjusted EBITDA Margin %	85.3%	85.0%		84.9%	84.1%
EBITDA Per Share	0.0696	0.0587	18.5	0.1973	0.1705	15.7
Total Comprehensive Income	27.6	43.4	(36.3)	71.3	276.7	(74.2)
Vesta FFO	47.4	40.7	16.5	135.5	118.3	14.6
Vesta FFO Per Share	0.0552	0.0460	2010.5	0.1573	0.1327	1856.2
Vesta FFO (-) Tax Expense	41.5	35.2	18.0	115.3	87.9	31.2
Vesta FFO (-) Tax Expense Per Share	0.0484	0.0398	21.7	0.1339	0.0986	35.8
Diluted EPS	0.0322	0.0490	(34.4)	0.0828	0.3104	(73.3)
Shares (average)	858.3	884.8	(3.0)	861.4	891.3	(3.4)
•Third quarter 2025 total revenues reached US$ 72.4 million; a 13.7% year on year increase from US$ 63.7 million in the third quarter 2024. Total revenues excluding energy increased to US$ 69.9 million; a 14.5% year on year increase from US$ 61.1 million in 2024 due to US$ 7.8 million in new revenue-generating contracts and a US$ 1.9 million inflationary favorably impact on third quarter 2025 results.
•Third quarter 2025 Adjusted Net Operating Income (Adjusted NOI) increased 14.7% to US$ 66.1 million, compared to US$ 57.6 million in the third quarter 2024. The third quarter 2025 Adjusted NOI margin was 94.4%; a 16-basis-point year on year increase due to higher rental income while the proportion of costs relative to rental income decreased, resulting in a higher margin.
•Adjusted EBITDA for the quarter increased 15.0% to US$ 59.7 million, as compared to US$ 51.9 million in the third quarter 2024. The Adjusted EBITDA margin was 85.3%; a 34-basis-point increase primarily due to higher revenue during the quarter, while administrative expenses as a percentage of rental income declined due to Vesta's continued expense control discipline.
•Third quarter 2025 Vesta funds from operations after tax (Vesta FFO (-) Tax Expense) increased to US$ 41.5 million, from US$ 35.2 million for the same period in 2024. Vesta FFO after tax per share was US$ 0.0484 for the third quarter 2025 compared with US$ 0.0398 for the same period in 2024; a 21.7% increase. This increase is due to higher EBITDA as well as fewer shares outstanding in the third quarter 2025. Third quarter 2025 Vesta FFO excluding current tax was US$ 47.4 million compared to US$ 40.7 million in the third quarter 2024 due to an increase in third quarter 2025 profit compared to the same period in 2024.
•Third quarter 2025 total comprehensive income was US$ 27.6 million versus a US$ 43.4 million gain in the third quarter 2024, primarily due to lower gain on revaluation and higher taxes during the third quarter 2025.
•The total value of Vesta’s investment property portfolio was US$ 3.9 billion as of September 30, 2025; a 5.9% increase compared to US$ 3.7 billion at the end of December 31, 2024.

3

Letter from the CEO
Leasing Momentum with Strategic Progress Towards Route 2030 Goals
The third quarter closed with signs that Mexico’s industrial real estate market dynamics are strengthening. While trade policy uncertainty slowed leasing activity, after Liberation Day, we’re now seeing welcome improvement. Leasing momentum returned in the third quarter with recovering absorption, healthy vacancy rates, market rents remain stable and limited supply reflecting more disciplined development. We’re also seeing increased interest from clients, another encouraging sign that companies are resuming their long-term commitments.

So despite an ever-changing environment, the relevance of Vesta’s premium quality buildings located in Mexico’s most important industrial corridors -also with coveted access to energy- can’t be overstated. We’ve taken important measures throughout the year to ensure we’re well positioned to capture the opportunities we’re seeing in the future ahead, as we believe 2026 will be a year with development starts on projects in Vesta’s important anchor markets. We’ve made related land acquisitions throughout the year, and expect to end 2025 with most of the land required to deliver our Route 2030 strategy. The US$ 500 million senior unsecured note transaction completed on September 30 (at a 5.50% interest rate) bolsters our balance sheet, ensuring ample capacity to execute our long-term growth strategy and furthering our transition toward a fully unsecured capital structure.

Total leasing activity for third quarter 2025 reached 1.7 million square feet; around 600 thousand square feet in new leasing activity and 1.1 million square feet represented renewals with an average age of six years and a trailing last twelve months weighted average spread of 12.4%. Vesta ended the third quarter with a stabilized portfolio that reached 94.3% occupancy, in line with historical years while our total portfolio reached 89.7%, and same-store ended the quarter at 94.8%. Third quarter occupancy dipped primarily due to the delivery of new buildings currently in the lease-up phase. We’re confident that absorption will follow, and that this positions us well to capture the demand we anticipate later this year and into 2026 given improving demand indicators.

Regarding our development pipeline, I’m pleased to share that we’ve resumed activity after our deliberate pause in new development starts earlier in the year. During the third quarter we began construction on a 376,000 sq. ft. building at Vesta Park Guadalajara. As I had noted, further construction is expected to resume in anchor markets as demand strengthens.

Vesta also delivered strong financial results: total income reached US$ 72.4 million; a 13.7% year over year increase, while total income excluding energy reached US$ 69.9 million; a 14.5% increase compared to US$ 61.1 million in the third quarter 2024. Third quarter 2025 Adjusted NOI margin and Adjusted EBITDA margin reached 94.4% and 85.3%, respectively. Vesta FFO reached US$ 47.4 million for the third quarter 2025; a 16.5% increase compared to US$ 40.7 million in the third quarter 2024, while Vesta FFO per share reached US$ 0.055; a 20.1% year over year increase.

We have updated Vesta’s 2025 guidance, increasing our EBITDA margin expectations to now reach 84.5%, an increase from prior guidance of 83.5%, reflecting our continued expense control discipline. We continue to expect 2025 revenues to increase between 10.0-11.0% with a 94.5% Adjusted NOI margin, as previously stated.

While the USMCA review is still more than a year away, it’s important to note that Mexico faces both challenges and opportunities in shaping the next phase of its trade strategy. The U.S. administration has signaled the need to rebalance certain aspects of its economic relationships, which could result in a complex negotiation process ahead for everyone involved. But it’s also an opportunity for meaningful progress, enabling Mexico to consolidate its role as a key partner and strategic hub within North America’s evolving trade landscape.

Despite the uncertainty that defines the current global and regional landscape, we have remained agile and proactive in anticipating, identifying and seizing opportunities- guided by the clearly defined strategic roadmap which will drive Vesta’s growth in the years ahead. Our deep local market experience, client relationships and premier portfolio enable Vesta to navigate market uncertainty, as we respond and adapt to evolving client needs and shifting economic conditions. Vesta has demonstrated resilience, and today we're leveraging our strong balance sheet and competitive advantages to ensure we seize opportunities with a resurgence of demand, aligned with our vision to build for the future.

4

Thank you for your continued support,
Lorenzo D. Berho
CEO

5

Third Quarter Financial Summary
Consolidated Statutory Accounts
The accompanying consolidated condensed interim financial statements have been prepared based on International Accounting Standards (IFRS), which differs in certain significant respects from U.S. GAAP. This information should be read in conjunction with, and is qualified in its entirety by reference to, our financial consolidated statements, including the notes thereto and are stated in US dollars unless otherwise noted.
All consolidated financial statements have been prepared using an historical cost basis, excluding investment properties and financial instruments at the end of each reporting period. Historical cost is largely based on the fair value of the consideration given in exchange for assets. Third quarter 2025 results are presented in comparison to the same period of the prior year and on an adjusted basis based on the same accounting rules.
Revenues

				9 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q3 2025	Q3 2024	Chg. %	2025	2024	Chg. %
Revenues
Rental income	66.0	58.4	13.1	188.9	171.9	9.9
Reimbursable building services	3.9	2.7	44.3	11.4	8.5	33.6
Energy Income	2.5	2.6	(5.1)	6.5	6.5	(0.1)
Management Fees	0.0	0.0	na	0.0	0.4	(92.4)
Total Revenues	72.4	63.7	13.7	206.8	187.3	10.4
Total Operating Property Costs	(8.2)	(6.5)	27.1	(20.0)	(17.2)	16.2
Related to properties that generate rental income	(7.2)	(5.7)	27.4	(17.3)	(14.9)	15.7
Costs related to properties	(3.9)	(3.5)	11.4	(10.3)	(9.2)	11.0
Costs related to energy	(3.3)	(2.2)	53.1	(7.0)	(5.7)	23.3
Related to properties that did not generate rental income	(1.0)	(0.8)	25.1	(2.7)	(2.2)	20.0
Adjusted Net Operating Income	66.1	57.6	14.7	190.0	171.5	10.8
Vesta’s third quarter 2025 total revenues increased 13.7% to US$ 72.4 million, from US$ 63.7 million in the third quarter 2024. The US$ 8.7 million rental revenue increase was primarily due to: [i] a US$ 7.8 million, or 12.3%, increase from space rented in the third quarter of 2025 which had previously been vacant in the third quarter of 2024; [ii] a US$ 1.9 million, or 2.9%, increase related to inflationary adjustments on rented property in the third quarter of 2025, [iii] US$ 1.2 million increase in other income reflecting reimbursements for expenses paid by Vesta on behalf of clients that are not recorded as rental revenue; [iv] a US$ 0.1 million, or 0.2%, increase in rental income due to the conversion of peso-denominated rental income into U.S. dollars; and [v] US$ 0.01 million fee from tenant improvement paid to Vesta.
These results were partially offset by: [i] a US$ 2.0 million, or 3.1%, decrease related to lease agreements which expired and were not renewed during the third quarter 2025; [ii] US$ 0.2 million, or 0.3%%, decrease related to lease agreements which were renewed during the third quarter 2025 at a lower rental rate in order to extend certain clients' short term renewal option to a longer term lease agreement; and [iii] a US$ 0.1 million decrease in energy income.
89.4% of Vesta’s third quarter 2025 rental revenues were U.S. dollar denominated and indexed to the U.S. Consumer Price Index (CPI), an increase from 89.2% in the third quarter 2024. Contracts denominated in pesos are adjusted annually based on the equivalent Mexican Consumer Price Index, the “Indice Nacional de Precios al Consumidor” (INPC).

6

Property Operating Costs
Vesta’s third quarter 2025 total operating costs reached US$ 8.2 million, compared to US$ 6.5 million in the third quarter 2024; a US$ 1.8 million, or 27.1%, increase due to increased costs related to both rental income generating properties and non generating income properties.
During the third quarter 2025, costs related to investment properties generating rental revenues amounted to US$ 7.2 million, compared to US$ 5.7 million for the same period in 2024. This was primarily attributable to an increase in costs related to real estate taxes, insurance costs, maintenance, and other property related expenses, while third quarter 2025 energy-related costs increased by 53.1% to US$ 3.3 million from US$ 2.2 million during the third quarter 2024.
Costs from investment properties which did not generate rental revenues during the third quarter 2025 increased by US$ 0.2 million, to US$ 1.0 million. This was primarily due to an increase in real estate taxes, insurance costs, maintenance and other property related expenses as a result of higher vacancy rates at Vesta Parks compared to 2024.
Adjusted Net Operating Income (Adjusted NOI) 3
Third quarter Adjusted Net Operating Income increased 14.7% to US$ 66.1 million year on year with a 16 basis-points NOI margin increase, to 94.4%. This increase was due to increased revenues while the proportion of costs relative to rental income decreased, resulting in a higher margin.
General and Administrative Expenses

				9 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q3 2025	Q3 2024	Chg. %	2025	2024	Chg. %
General and Administrative Expenses	(7.8)	(7.0)	11.8	(24.4)	(24.3)	0.7
Stock- based Compensation Expenses	2.5	2.1	15.3	7.1	7.0	2.2
Depreciation	(0.5)	(0.4)	16.3	(1.2)	(0.9)	38.3
Adjusted EBITDA	59.7	51.9	15.0	170.0	152.0	11.9
Third quarter 2025 general and administrative expenses totaled US$ 7.8 million, compared to US$ 7.0 million in the third quarter of 2024; an 11.8% increase. The increase is primarily due to an increase in auditing, legal and consulting expenses, employee benefits and other administrative expenses.
Expenses related to the share-based payment of Vesta’s compensation plan amounted to US$ 2.5 million for the third quarter of 2025. For detailed information on Vesta’s expenses, please see Note 18 within the Company’s Financial Statements.
Depreciation
Third quarter 2025 depreciation was US$ 0.5 million, a slight increase compared to US$ 0.4 million in the third quarter of 2024. This amount reflects office space and equipment depreciation as well as the amortization of Vesta´s operating systems.

___________________________________
1.NOI and NOI Margin calculations have been modified, please refer to Notes and Disclaimers.

7

Adjusted EBITDA 4
Third quarter 2025 Adjusted EBITDA increased by 15.0% to US$ 59.7 million, from US$ 51.9 million in the third quarter 2024, with a 34-basis-points EBITDA margin increase to 85.3%, as compared to 85.0% for the same period in 2024. This margin increase was due to higher profit and a lower proportion of administrative expenses in relation to revenues during the third quarter 2025.
Other Income and Expense

				9 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q3 2025	Q3 2024	Chg. %	2025	2024	Chg. %
Other Income and Expenses
Interest income	0.7	4.0	(83.7)	2.0	13.1	(84.54)
Other income	1.2	1.4	(12.8)	3.7	3.4	7.29
Other expense	(0.6)	(0.9)	(30.6)	(2.1)	(4.3)	(52.41)
Transaction cost on debt issuance	0.0	0.0	na	0.0	0.0	na
Interest expense	(12.3)	(11.2)	9.4	(34.5)	(33.7)	2.28
Exchange gain (loss)	2.4	(4.3)	(156.4)	8.7	(10.0)	(186.88)
Share of results of associates	0.0	0.0	na	0.0	0.0	na
Gain from properties sold	0.4	0.0	na	0.0	0.3	(103.98)
Gain on revaluation of investment properties	4.8	24.0	(80.0)	(3.4)	231.4	(101.48)
Total other income (expenses)	(3.5)	12.9	(126.7)	(25.6)	200.2	(112.79)
Total third quarter 2025 other expense reached US$ 3.5 million, compared to US$ 12.9 million in other income at the end of the third quarter 2024, a decrease primarily due to a decreased gain on revaluation of investment properties, lower interest income and higher interest expense, partially offset by a positive variance in exchange gain.
Third quarter 2025 interest income decreased to US$ 0.7 million year on year, from US$ 4.0 million in the third quarter 2024, due to a lower interest-generating cash position during the third quarter 2025 as compared to the same quarter last year.
Third quarter 2025 other income resulted in a US$ 1.2 million gain due to the net result of the Company’s other accounting income.
Third quarter 2025 other expense resulted in a US$ 0.6 million expense, which reflects net result of the Company’s other accounting expenses.
Third quarter 2025 interest expense increased to US$ 12.3 million, from US$ 11.2 million for the same quarter in 2024, reflecting a higher debt balance compared to last year´s third quarter.
Vesta’s third quarter 2025 foreign exchange gain was US$ 2.4 million, compared to a US$ 4.3 million loss in third quarter 2024. This gain relates primarily to a sequential currency movement in Vesta’s dollar-denominated debt balance during third quarter 2025 within WTN, the Company’s only subsidiary that uses the Mexican peso as its functional currency.
Third quarter 2025 valuation of investment properties resulted in a US$ 4.8 million gain, compared to a US$ 24.0 million gain in the third quarter of 2024. This year-on-year decrease was due to lower number of properties started during the year, nonetheless the started of one building in Guadalajara the investment in infrastructure and the changes in metrics by one of the appraisers impacted favorably the quarter.
___________________________________
2.EBITDA and EBITDA Margin calculations have been modified, please refer to Notes and Disclaimers.

8

Profit Before Income Taxes

				9 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q3 2025	Q3 2024	Chg. %	2025	2024	Chg. %
Profit Before Income Taxes	52.4	62.7	(16.4)	135.5	345.1	(60.7)
Income Tax Expense	(27.4)	(10.7)	156.2	(67.9)	(59.0)	15.1
Current Tax	(5.9)	(5.5)	6.9	(20.2)	(30.4)	(33.5)
Deferred Tax	(21.6)	(5.2)	314.6	(47.7)	(28.6)	66.8
Profit for the Period	25.0	52.0	(52.0)	67.6	286.2	(76.4)
Valuation of derivative financial instruments	0.0	0.0	na	0.0	0.0	na
Exchange differences on translating other functional currency operations	2.6	(8.6)	(130.6)	3.7	(9.5)	(139.2)
Total Comprehensive Income for the period	27.6	43.4	(36.3)	71.3	276.7	(74.2)
Due to the above factors, third quarter 2025 profit before income tax reached US$ 52.4 million, compared to US$ 62.7 million for the same quarter last year.
Income Tax Expense
Vesta reported a US$ 27.4 million income tax expense in the third quarter 2025, compared to a US$ 10.7 million expense in third quarter 2024.
In order to calculate the income tax expense for each quarter of the year, the Company estimated 2025 ETR considering stable balances, the statutory rate, the effects of expected exchange rates on tax balances and the expected effects of inflation.
Third Quarter 2025 Profit
Due to the above, the Company’s third quarter 2025 profit was US$ 25.0 million, compared to US$ 52.0 million profit in the third quarter 2024.
Total Comprehensive Income (Loss) for the Period
Vesta closed the third quarter 2025 with US$ 27.6 million in total comprehensive income, compared to a US$ 43.4 million gain at the end of the third quarter of 2024, due to the above factors. This comprehensive income was partially increased by a US$ 2.6 million gain in exchange differences when translating other functional currency operations.

9

Funds from Operations (FFO)

				9 months
FFO Reconciliation (million)	Q3 2025	Q3 2024	Chg. %	2025	2024	Chg. %
Profit for the year	25.0	52.0	(52.0)	67.6	286.2	(76.4)
Gain on revaluation of investment properties	(4.8)	(24.0)	(80.0)	3.4	(231.4)	(101.5)
Gain in properties sold	(0.4)	0.0	na	0.0	(0.3)	na
FFO	19.8	28.0	(29.4)	71.1	54.5	30.3
Stock- based Compensation Expenses	2.5	2.1	15.3	7.1	7.0	2.2
Exchange Gain (Loss)	(2.4)	4.3	(156.4)	(8.7)	10.0	(186.9)
Depreciation	0.5	0.4	16.3	1.2	0.9	38.3
Other income	(1.2)	(1.4)	(12.8)	(3.7)	(3.4)	7.3
Other income energy	0.6	0.9	(30.6)	2.1	4.3	(52.4)
Energy	0.9	(0.4)	(298.6)	0.5	(0.8)	(159.9)
Share of results of associates	0.0	0.0	na	0.0	0.0	na
Interest income	(0.7)	(4.0)	(83.7)	(2.0)	(13.1)	(84.5)
Income Tax Expense	27.4	10.7	156.2	67.9	59.0	na
Vesta FFO	47.4	40.7	16.5	135.5	118.3	14.6
Vesta FFO per share	0.0552	0.0460	20.1	0.1573	0.1327	18.6
Current Tax	(5.9)	(5.5)	6.9	(20.2)	(30.4)	na
Vesta FFO (-) Tax Expense	41.5	35.2	18.0	115.3	87.9	31.2
Vesta FFO (-) Tax Expense per share	0.0484	0.0398	21.7	0.1339	0.0986	35.8
Third quarter 2025 Vesta Funds from Operations (Vesta FFO (-) Tax Expense) after tax expense resulted in a US$ 41.5 million, or US$ 0.0484 per share, gain compared with a US$ 35.2 million, or US$ 0.0398 per share, gain for third quarter 2024.
Vesta FFO for the third quarter 2025 reached US$ 47.4 million; a 16.5% increase compared with US$ 40.7 million in third quarter 2024, while Vesta FFO per share reached US$ 0.0552 per share during the third quarter 2025, an 20.1% increase compared to last year's third quarter.
Capex
Investing activities during the third quarter of 2025 were primarily related to payments for works in progress in the construction of new buildings in the Northern, Bajio and Central regions, as well as land bank purchases and infrastructure expenses during the quarter, resulting in a US$ 56.7 million total expense.
Debt
As of September 30, 2025, the Company's overall balance of debt was US$ 1,445.2 million, of which US$ 166.3 million is related to short-term liabilities and US$ 1,278.9 million is related to long-term liabilities. The secured portion of the debt is approximately 20.4% of total debt and is guaranteed by some of the Company’s investment properties, as well as by the related income derived from these properties. As of third quarter 2025, 100% of Vesta’s debt was denominated in US dollars and 89.6% of its interest rate was fixed.
Stabilized Portfolio
Vesta currently reports stabilized portfolio occupancy and same store occupancy as management believes these metrics are useful indicators of the performance of the Company’s operating portfolio. The additional metrics are intended to reflect market best practices and better enable the comparison of Vesta’s performance with the performance of its publicly traded industrial real estate peers.

10

The operating portfolio calculation includes properties which have reached 80% occupancy or have been completed for more than one year, whichever occurs first.

	Q3 2024			Q3 2025
Region	Stabilized Portfolio		Growth SF	Stabilized Portfolio
	SF	%	SF	SF	%
Central Mexico	7,256,310	19.7%	1,021,332	8,277,642	20.3%
Bajio	18,024,250	49.0%	1,377,217	19,401,467	47.5%
North	11,527,878	31.3%	1,612,791	13,140,669	32.2%
Total	36,808,437	100%	4,011,341	40,819,778	100%

	Q3 2024		Q3 2025
	Occupancy SF	% Total	Occupancy SF	% Total
Central Mexico	7,256,310	100.0%	8,277,642	100.0%
Bajio	17,188,291	95.4%	18,175,489	93.7%
North	11,459,498	99.4%	12,059,502	91.8%
Total	35,904,098	97.5%	38,512,633	94.3%
Same-Store Portfolio
Based on this calculation, this metric will only include properties within the Company’s portfolio which have been stabilized for the entirety of current and comparable periods. This is intended to reflect market best practices and aid in the comparison of Vesta’s performance with the performance of its publicly traded industrial real estate peers. Vesta has provided below a reconciliation of the updated definition versus the prior definition.

	Q3 2024			Q3 2025
Region	Same Store Portfolio		Growth SF	Same Store Portfolio
	SF	%	SF	SF	%
Central Mexico	7,179,938	21.5%	76,370	7,256,308	19.1%
Bajio	15,970,183	47.7%	2,333,627	18,303,810	48.2%
North	10,297,622	30.8%	2,135,154	12,432,776	32.7%
Total	33,447,743	100%	4,545,152	37,992,894	100%

	Q3 2024		Q3 2025
	Occupancy SF	% Total	Occupancy SF	% Total
Central Mexico	7,179,938	100.0%	7,256,308	100.0%
Bajio	15,304,208	95.8%	17,390,761	95.0%
North	10,229,242	99.3%	11,351,609	91.3%
Total	32,713,387	97.8%	35,998,678	94.8%
Total Portfolio
As of September 30, 2025, the Company’s portfolio was comprised of 235 high-quality industrial assets, with a total gross leased area (“GLA”) of 43.0 million sf (4.0 million square meters “m2”) and with 89.4% of the Company’s income denominated in U.S. dollars. The majority of Vesta’s properties are located in markets representing the most significant economic growth in the country, such as the Northern, Central and Bajio regions. Vesta’s tenants are predominantly multinational companies, and the Company has balanced industry exposure to sectors such as e-commerce/online retail, food and beverage, automotive, aerospace and logistics, among others.

11

	Q2 2025		Q3 2025
Region	Total Portfolio		Growth SF	Total Portfolio
	SF	%	SF	SF	%
Central Mexico	8,576,841	20.4%	(1)	8,576,840	20.0%
Bajio	19,533,041	47.4%	560,848	20,093,889	46.8%
North	13,628,161	32.2%	654,832	14,282,993	33.3%
Total	41,738,043	100%	1,215,679	42,953,722	100%
Total Vacancy
Vesta’s property portfolio had an 10.3% vacancy rate as of September 30, 2025.

	Q2 2025		Q3 2025
	Vacant SF	% Total	Vacant SF	% Total
Central Mexico	299,198	3.5%	299,198	3.5%
Bajio	1,198,442	6.1%	1,918,401	9.5%
North	1,701,116	12.5%	2,223,491	15.6%
Total	3,198,756	7.7%	4,441,090	10.3%
Projects Under Construction
Vesta is currently developing 376,016 sf (34,933 m2) in inventory buildings.

Projects under Construction
Project	GLA (SF)	GLA (m2)	Investment (1) (thousand USD)	Type	Expected Termination Date	City	Region
Guadalajara 10	376,016	34,933	29.2	Inventory	April, 2026	Guadalajara	Bajio
Total	376,016	34,933	29.2
(1)Investment includes proportional cost of land and infrastructure.
*Adjusted based on final leasing terms.

12

Land Reserves
The Company had 39.7 million sf in land reserves as of September 30, 2025.

	June 30, 2025	September 30, 2025
Region	Gross Land Area (SF)	Gross Land Area (SF)	% Chg.
Tijuana	4,005,262	4,005,262	—%
Monterrey	885,988	885,988	—%
Juárez	4,237,626	4,237,626	—%
San Luis Potosí	2,555,692	2,555,692	0.0%
Querétaro	3,561,966	3,561,966	0.0%
Guanajuato	3,404,979	3,404,979	0.0%
Aguascalientes	10,281,833	10,281,833	—%
SMA	3,597,220	3,597,220	0.0%
Guadalajara	7,001,510	6,311,155	(10)%
Puebla	0	0	na
Mexico City	815,780	815,780	—%
Total	40,347,855	39,657,501	-1.7%

13

Summary of 9-Month 2025 Results

				9 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q3 2025	Q3 2024	Chg. %	2025	2024	Chg. %
Revenues
Rental income	66.0	58.4	13.1	188.9	171.9	9.9
Reimbursable building services	3.9	2.7	44.3	11.4	8.5	33.6
Energy Income	2.5	2.6	(5.1)	6.5	6.5	(0.1)
Management Fees	0.0	0.0	na	0.0	0.4	(92.4)
Total Revenues	72.4	63.7	13.7	206.8	187.3	10.4
Total Operating Property Costs	(8.2)	(6.5)	27.1	(20.0)	(17.2)	16.2
Related to properties that generate rental income	(7.2)	(5.7)	27.4	(17.3)	(14.9)	15.7
Costs related to properties	(3.9)	(3.5)	11.4	(10.3)	(9.2)	11.0
Costs related to energy	(3.3)	(2.2)	53.1	(7.0)	(5.7)	23.3
Related to properties that did not generate rental income	(1.01)	(0.81)	25.1	(2.7)	(2.2)	20.0
Adjusted Net Operating Income	66.1	57.6	14.7	190.0	171.5	10.8
General and Administrative Expenses	(7.8)	(7.0)	11.8	(24.4)	(24.3)	0.7
Stock- based Compensation Expenses	2.5	2.1	15.3	7.1	7.0	2.2
Depreciation	(0.5)	(0.4)	16.3	(1.2)	(0.9)	38.3
Adjusted EBITDA	59.7	51.9	15.0	170.0	152.0	11.9
Other Income and Expenses
Interest income	0.7	4.0	(83.7)	2.0	13.1	(84.5)
Other income	1.2	1.4	(12.8)	3.7	3.4	7.3
Other expense	(0.6)	(0.9)	(30.6)	(2.1)	(4.3)	(52.4)
Transaction cost on debt issuance	0.0	0.0	na	0.0	0.0	na
Interest expense	(12.3)	(11.2)	9.4	(34.5)	(33.7)	2.3
Exchange gain (loss)	2.4	(4.3)	(156.4)	8.7	(10.0)	(186.9)
Share of results of associates	0.0	0.0	na	0.0	0.0	na
Gain from properties sold	0.4	0.0	na	0.0	0.3	(104.0)
Gain on revaluation of investment properties	4.8	24.0	(80.0)	(3.4)	231.4	(101.5)
Total other income (expenses)	(3.5)	12.9	(126.7)	(25.6)	200.2	(112.8)
Profit Before Income Taxes	52.4	62.7	(16.4)	135.5	345.1	(60.7)
Income Tax Expense	(27.4)	(10.7)	156.2	(67.9)	(59.0)	15.1
Current Tax	(5.9)	(5.5)	6.9	(20.2)	(30.4)	(33.5)
Deferred Tax	(21.6)	(5.2)	314.6	(47.7)	(28.6)	66.8
Profit for the Period	25.0	52.0	(52.0)	67.6	286.2	(76.4)
Valuation of derivative financial instruments	0.0	0.0	na	0.0	0.0	na
Exchange differences on translating other functional currency operations	2.6	(8.6)	(130.6)	3.7	(9.5)	(139.2)
Total Comprehensive Income for the period	27.6	43.4	(36.3)	71.3	276.7	(74.2)
Shares (average)	858.3	884.8	(3.0)	861.4	891.3	(3.4)
Diluted EPS	0.0322	0.0490		0.0828	0.3104
Revenues increased 10.4% to US$ 206.8 million for the accumulated nine months of 2025, compared to US$ 187.3 million in 2024, while operating costs increased to US$ 20.0 million, or 16.2%, compared to US$ 17.2 million in 2024, primarily due to the increase in properties that generate income as well as those which do not generate rental income.

14

Adjusted Net operating income for the nine months 2025 was US$ 190.0 million, a 10.8% increase compared to US$ 171.5 million in the same period of 2024. The Adjusted NOI margin for the nine months 2025 reached 94.9% compared to 94.9% in the same period in 2024.
At the close of September 30, 2025, administrative expenses increased by 0.7% to US$ 24.4 million for the nine months of 2025, as compared to US$ 24.3 million for the same period in 2024, primarily due to an increase in other administrative expenses and Vesta´s stock-based compensation.
Adjusted EBITDA for the nine months 2025 was US$ 170.0 million; an 11.9% increase compared to US$ 152.0 million in the same period of 2024. The Adjusted EBITDA margin for nine months 2025 reached 84.9% compared to 84.1% in the same period of 2024.
Total other expense for the nine months of 2025 was US$ 25.6 million, compared to a US$ 200.2 million gain in the prior year. This reflects a decrease in the revaluation of investment properties and interest income.
The Company’s profit before tax therefore amounted to US$ 135.5 million for the nine months of 2025.
Income tax for the nine months ending September 30, 2025 resulted in a US$ 67.9 million expense, compared to a US$ 59.0 million expense for the nine months ended September 30, 2024. This year-on-year decrease was primarily due to a decrease in current taxes.
Profit for the nine months of 2025 was US$ 67.6 million, compared to US$ 286.2 million in the same period of 2024, due to factors described above.
Vesta closed the nine-month period ended September 30, 2025 with US$ 71.3 million in total comprehensive income, compared to US$ 276.7 million at the end of the same period in 2024, due to the factors previously described. This gain partially increased by a US$ 3.7 million gain in functional currency operations.
Capex for the nine-months of 2025 reached US$ 226.5 million, related to the investment property development as well as investment in land purchases and infrastructure.

15

Subsequent Events
Dividends:
Vesta shareholders approved a US$ 69.5 million-dollar dividend at the Company's Annual General Shareholders Meeting held on March 19, 2025, to be paid in quarterly installments at the closing exchange rate of the day prior to payment. The quarterly dividend per share will be determined based on the outstanding number of shares on the distribution date.
Vesta paid a cash dividend for the third quarter 2025 equivalent to MXN$ 0.3751 per ordinary share on Oct 15, 2025. The dividend was paid through the S.D. Indeval S.A. de C.V. Institución para el Depósito de Valores (INDEVAL). This amount was provisioned within the Company’s financial statements at the end of the third quarter 2025 as dividends payable.

Dividends per share
Q1 2025	0.4137
Q2 2025	0.3796
Q3 2025	0.3751

16

Appendix: Financial Tables

				9 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q3 2025	Q3 2024	Chg. %	2025	2024	Chg. %
Revenues
Rental income	66.0	58.4	13.1	188.9	171.9	9.9
Reimbursable building services	3.9	2.7	44.3	11.4	8.5	33.6
Energy Income	2.5	2.6	(5.1)	6.5	6.5	(0.1)
Management Fees	0.0	0.0	na	0.0	0.4	(92.4)
Total Revenues	72.4	63.7	13.7	206.8	187.3	10.4
Total Operating Property Costs	(8.2)	(6.5)	27.1	(20.0)	(17.2)	16.2
Related to properties that generate rental income	(7.2)	(5.7)	27.4	(17.3)	(14.9)	15.7
Costs related to properties	(3.9)	(3.5)	11.4	(10.3)	(9.2)	11.0
Costs related to energy	(3.3)	(2.2)	53.1	(7.0)	(5.7)	23.3
Related to properties that did not generate rental income	(1.01)	(0.81)	25.1	(2.7)	(2.2)	20.0
Adjusted Net Operating Income	66.1	57.6	14.7	190.0	171.5	10.8
General and Administrative Expenses	(7.8)	(7.0)	11.8	(24.4)	(24.3)	0.7
Stock- based Compensation Expenses	2.5	2.1	15.3	7.1	7.0	2.2
Depreciation	(0.5)	(0.4)	16.3	(1.2)	(0.9)	38.3
Adjusted EBITDA	59.7	51.9	15.0	170.0	152.0	11.9
Other Income and Expenses
Interest income	0.7	4.0	(83.7)	2.0	13.1	(84.5)
Other income	1.2	1.4	(12.8)	3.7	3.4	7.3
Other expense	(0.6)	(0.9)	(30.6)	(2.1)	(4.3)	(52.4)
Transaction cost on debt issuance	0.0	0.0	na	0.0	0.0	na
Interest expense	(12.3)	(11.2)	9.4	(34.5)	(33.7)	2.3
Exchange gain (loss)	2.4	(4.3)	(156.4)	8.7	(10.0)	(186.9)
Share of results of associates	0.0	0.0	na	0.0	0.0	na
Gain from properties sold	0.4	0.0	na	0.0	0.3	(104.0)
Gain on revaluation of investment properties	4.8	24.0	(80.0)	(3.4)	231.4	(101.5)
Total other income (expenses)	(3.5)	12.9	(126.7)	(25.6)	200.2	(112.8)
Profit Before Income Taxes	52.4	62.7	(16.4)	135.5	345.1	(60.7)
Income Tax Expense	(27.4)	(10.7)	156.2	(67.9)	(59.0)	15.1
Current Tax	(5.9)	(5.5)	6.9	(20.2)	(30.4)	(33.5)
Deferred Tax	(21.6)	(5.2)	314.6	(47.7)	(28.6)	66.8
Profit for the Period	25.0	52.0	(52.0)	67.6	286.2	(76.4)
Valuation of derivative financial instruments	0.0	0.0	na	0.0	0.0	na
Exchange differences on translating other functional currency operations	2.6	(8.6)	(130.6)	3.7	(9.5)	(139.2)
Total Comprehensive Income for the period	27.6	43.4	(36.3)	71.3	276.7	(74.2)
Shares (average)	858.3	884.8	(3.0)	861.4	891.3	(3.4)
Diluted EPS	0.0322	0.0490		0.0828	0.3104

17

Consolidated Statements of Financial Position (million)	September 30, 2025	December 31, 2024
ASSETS
CURRENT
Cash and cash equivalents	587.0	184.1
Financial assets held for trading	0.0	0.0
Accounts receivable- net	60.1	52.8
Operating lease receivable	9.0	4.7
Due from related parties	0.0	0.0
Prepaid expenses	8.1	2.1
Guarantee deposits made	0.0	0.0
Total current assets	664.3	243.8
NON-CURRENT
Investment properties	3,915.1	3,696.8
Leasing Terms	1.5	0.5
Office equipment - net	2.2	2.4
Derivative financial instruments	0.0	0.0
Due from related parties	3.4	0.0
Guarantee Deposits made	14.7	14.5
Total non-current assets	3,936.9	3,714.2

TOTAL ASSETS	4,601.2	3,957.9

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long-term debt	166.3	49.9
Financial leases payable-short term	0.6	0.4
Accrued interest	8.6	2.9
Accounts payable	6.7	14.2
Income tax payable	0.5	0.6
Dividends payable	34.8	16.2
Accrued expenses	6.5	6.6
Total current liabilities	224.0	90.8
NON-CURRENT
Long-term debt	1,278.9	797.2
Financial leases payable-long term	0.9	0.1
Derivative financial instruments	0.0	0.0
Guarantee deposits received	30.5	27.4
Long-term accounts payable	0.0	0.0
Employees benefits	3.3	2.2
Deferred income taxes	490.6	442.8
Total non-current liabilities	1,804.2	1,269.8

TOTAL LIABILITIES	2,028.2	1,360.7

STOCKHOLDERS' EQUITY
Capital stock	580.0	585.5
Additional paid-in capital	884.2	905.7
Retained earnings	1,146.5	1,148.4
Share-base payments reserve	4.9	3.9
Foreign currency translation	(42.5)	(46.2)
Valuation of derivative financial instruments	0.0	0.0
Total shareholders' equity	2,573.0	2,597.3

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	4,601.2	3,957.9

18

Consolidated Statements of Cash Flows (million)	September 30, 2025	September 30, 2024
Cash flow from operating activities:
Profit before income taxes	135.5	345.1
Adjustments:
Depreciation	0.7	0.5
Depreciation of right of use assets	0.6	0.4
Gain on revaluation of investment properties	3.4	(231.4)
Effect of foreign exchange rates	(4.9)	0.5
Interest income	(2.0)	(13.1)
Interest expense	33.4	32.2
Amortization debt issuance-related expenses	1.1	1.5
Gain share of results of associates	0.0	0.0
Expense recognized related to share-based payments	10.4	7.0
Employee Benefits	1.1	0.5
Gain in sale of investment property	0.0	(0.3)
Income tax benefit from equity issuance costs	0.0	0.0
Working capital adjustments
(Increase) decrease in:
Operating leases receivables- net	(4.3)	2.0
Recoverable taxes	(7.3)	1.1
Guarantee Deposits made	(0.2)	0.6
Prepaid expenses	(6.0)	14.3
(Increase) decrease in:
Accounts payable	0.3	(19.8)
Accrued expenses	(0.2)	(1.1)
Guarantee Deposits received	3.1	5.7
Interest received	2.0	13.1
Income Tax Paid	(20.3)	(79.7)
Net cash generated by operating activities	146.24	79.2

Cash flow from investing activities
Purchases of investment property	(226.5)	(144.0)
Non-tenant reimburstments	(3.4)	0.0
Sale of investment property	5.5	0.8
Acquisition of office furniture	(0.5)	0.0
Net cash used in investing activities	(224.9)	(143.3)

Cash flow from financing activities
Interest paid	(27.6)	(27.4)
Loans obtained	650.0	0.0
Loans Paid	(48.6)	(68.5)
Cost of debt issuance	(4.3)	0.0
Dividends paid	(50.9)	(47.5)
Repurchase of treasury shares	0.0	0.0
Equity issuance	0.0	0.0
Costs of equity issuance	(36.4)	(14.3)
Payment of lease liabilities	(0.6)	(0.5)
Net cash (used in) generated by financing activities	481.5	(158.2)

Effects of exchange rates changes on cash	0.1	2.3
Net Increase in cash and cash equivalents	402.9	(220.0)
Cash, restricted cash and cash equivalents at the beginning of period	184.9	501.9
Cash, restricted cash and cash equivalents at the end of period	587.8	281.9

19

Consolidated Statements of Changes in Stockholders’ Equity (million)	Capital Stock	Additional Paid-in Capital	Retained Earnings	Share-based payment reserve	Foreign Currency Translation	Total Stockholders´ Equity

Balances as of January 1, 2024	591.6	934.9	989.7	3.7	(33.0)	2,487.0
Dividends declared	0.0	0.0	(64.7)	0.0	0.0	(64.7)
Share-based payments	0.0	0.0	0.0	7.0	0.0	7.0
Repurchase of shares	(2.7)	(11.7)	0.0	0.0	0.0	(14.3)
Vested shares	2.4	13.7	0.0	(16.0)	0.0	0.0
Comprehensive income (loss)	0.0	0.0	286.2	0.0	(9.5)	276.7
Balances as of September 30, 2024	591.3	936.9	1,211.2	(5.3)	(42.5)	2,691.6
Balances as of January 1, 2025	585.5	905.7	1148.4	3.9	(46.2)	2597.3
Dividends declared	0.0	0.0	(69.5)	0.0	0.0	(69.5)
Vested shares	2.0	7.0	0.0	(9.0)	0.0	0.0
Share-based payments	0.1	0.3	0.0	10.0	0.0	10.4
Repurchase of shares	(7.6)	(28.8)	0.0	0.0	0.0	(36.4)
Comprehensive income (loss)	0.0	0.0	54.1	0.0	3.7	57.8
Balances as of September 30, 2025	580.0	884.2	1,133.0	4.9	(42.5)	2,559.5

20

Notes and Disclaimers
Interim Consolidated Condensed Financial Statements: The figures presented within this release for the three-month periods ending September 30, 2025 and 2024 have not been audited.
Exchange Rate: The exchange rates used for the figures expressed in US dollars (US$) were:

Date	Exchange Rate
Balance Sheet
September 30, 2024	19.629
September 30, 2025	18.383
Income Statement
Q3 2024 (average)	18.915
Q3 2025 (average)	18.647
9M 2024 (average)	17.710
9M 2025 (average)	19.531
“Adjusted EBITDA” as the sum of profit for the year adjusted by (a) total income tax expense (b) interest income, (c) other income, (d) other expense (e) finance costs, (f) exchange gain (loss) – net, (g) gain on sale of investment property, (h) gain on revaluation of investment property, (i) depreciation, (j) stock-based compensation expense (k) energy income and (l) energy costs during the relevant period
“Adjusted EBITDA margin” means Adjusted EBITDA divided by total revenues minus energy income.
“NOI” means the sum of Adjusted EBITDA plus general and administrative expenses, reversing the discrete depreciation expense impact in Adjusted EBITDA minus and stock-based compensation expense during the relevant period.
“Adjusted NOI” means the sum of NOI plus property operating costs related to properties that did not generate rental income during the relevant period minus energy costs.
“Adjusted NOI margin” means Adjusted NOI divided by total revenues minus energy income.
“FFO” means profit for the period, excluding: (i) gain on sale of investment property and (ii) gain on revaluation of investment property.
“Vesta FFO” means the sum of FFO, as adjusted for the impact of exchange gain (loss) - net, other income – net, other energy income net, interest income, total income tax expense, depreciation and stock-based compensation expense and equity plus.
Prior period: Unless otherwise stated, the comparison of operating and financial figures compares the same prior year period.
Percentages may not sum to total due to rounding.
Build to Suit (BTS): a building which is custom-made in design and construction in order to meet client-specific needs.
Inventory buildings: buildings constructed in accordance with standard industry specifications, for those clients that do not require a BTS Building.

21

Analyst Coverage
In compliance with the internal regulation of the BMV, article 4.033.01 Frac. VIII, Vesta is covered by analysts at the following brokages:
•Actinver Casa de Bolsa, S.A. de C.V. Grupo Financiero Actinver
•Barclays Bank Mexico, S.A.
•Bank of America
•BBVA Bancomer S.A.
•Bradesco BBI Research
•BTG Pactual US Capital LLC
•Casa de Bolsa Credit Suisse S.A. de C.V.
•Casa de Bolsa Santander S.A. de C.V.
•Citigroup Global Markets Inc.
•GBM Grupo Bursátil Mexicano S.A. de C.V.
•Grupo Financiero Interacciones S.A. de C.V.
•Grupo Signum, S.A. de C.V.
•Goldman Sachs
•Itaú Corretora de Valores S.A
•J.P. Morgan Casa de Bolsa, S.A. de C.V.
•Morgan Stanley
•Scotia Inverlat Casa de Bolsa S.A. de C.V.

About Vesta
Vesta is a real estate owner, developer and asset manager of industrial buildings and distribution centers in Mexico. As of September 30, 2025, Vesta owned 235 properties located in modern industrial parks in 16 states of Mexico totaling a GLA of 43.0 million sf (4.0 million m2). Vesta has several world-class clients participating in a variety of industries such as automotive, aerospace, retail, high-tech, pharmaceuticals, electronics, food and beverage and packaging. For additional information visit: www.vesta.com.mx.
Note on Forward-Looking Statements
This report may contain certain forward-looking statements and information relating to the Company and its expected future performance that reflects the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like “believe,” “anticipate,” “expect,” “envisages,” “will likely result,” or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, regional and local economic and political climates; (ii) changes in global financial markets, interest rates and foreign currency exchange rates; (iii) increased or unanticipated competition for our properties; (iv) risks associated with acquisitions, dispositions and development of

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properties; (v) tax structuring and changes in income tax laws and rates; (vi) availability of financing and capital, the levels of debt that we maintain; (vii) environmental uncertainties, including risks of natural disasters; (viii) risks related to any potential health crisis and the measures that governments, agencies, law enforcement and/or health authorities implement to address such crisis; and (ix) those additional factors discussed in reports filed with the Bolsa Mexicana de Valores and in the U.S. Securities and Exchange Commission. We caution you that these important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements, including any financial guidance, whether as a result of new information, future events or otherwise except as may be required by law.
Definitions / Discussion of Non-GAAP Financial Measures:
Change in Adjusted EBITDA, NOI, Adjusted NOI and Vesta FFO calculation methodology
During the year ended December 31, 2023, our business began to experience different effects associated with our tenants growing their operations in Mexico that among other impacts resulted in increased energy consumption which we recognize as an energy income and energy cost during the period. Our management considered these income and costs represent a business activity not actively managed by us and does not relate directly to our business operation and strategy; therefore, we updated our policy to further adjust our Adjusted EBITDA, NOI, Adjusted NOI and Vesta FFO to exclude energy income and energy costs.
We have applied the change in calculation methodology retroactively. This change had an impact on Adjusted EBITDA, NOI, Adjusted NOI and Vesta FFO of $0.3 million, ($0.4) million and $0.0 million as of December 31, 2023, 2022 and 2021.
Reconciliation of Adjusted EBITDA, NOI and Adjusted NOI
The table below sets forth a reconciliation of Adjusted EBITDA, NOI and Adjusted NOI to profit for the year, the most directly comparable IFRS financial measure, for each of the periods indicated, as reported in the Company’s financial statements. We calculate Adjusted EBITDA as the sum of profit for the year adjusted by (a) total income tax expense (b) interest income, (c) other income, (d) other expense (e) finance costs, (f) exchange gain (loss) – net, (g) gain on sale of investment property, (h) gain on revaluation of investment property, (i) depreciation, (j) stock-based compensation expense (k) energy income and (l) energy costs during the relevant period. We calculate NOI as the sum of Adjusted EBITDA plus general and administrative expenses, reversing the discrete depreciation expense impact in Adjusted EBITDA minus and stock-based compensation expense during the relevant period. We calculate Adjusted NOI as the sum of NOI plus property operating costs related to properties that did not generate rental income during the relevant period.
Adjusted EBITDA is not a financial measure recognized under IFRS and does not purport to be an alternative to profit or total comprehensive income for the period as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments and tax payments. Our presentation of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Management uses Adjusted EBITDA to measure and evaluate the operating performance of our principal business (which consists of developing, leasing and managing industrial properties) before our cost of capital and income tax expense. Adjusted EBITDA is a measure commonly used in our industry, and we present Adjusted EBITDA to supplement investor understanding of our operating performance. We believe that Adjusted EBITDA provides investors and analysts with a measure of operating results unaffected by differences in tenant’s operation, capital structures, capital investment cycles and fair value adjustments of related assets among otherwise comparable companies.
NOI or Adjusted NOI are not financial measures recognized under IFRS and do not purport to be alternatives to profit for the period or total comprehensive income as measures of operating performance. NOI and Adjusted NOI are supplemental industry reporting measures used to evaluate the performance of our investments in real estate assets and our operating results. In addition, Adjusted NOI is a leading indicator of the trends related to NOI as we typically have a strong development portfolio of “speculative buildings.” Under IAS 40, we have adopted the fair value model to measure our investment property and, for that reason,

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our financial statements do not reflect depreciation nor amortization of our investment properties, and therefore such items are not part of the calculations of NOI or Adjusted NOI. We believe that NOI is useful to investors as a performance measure and that it provides useful information regarding our results of operations and financial condition because, when compared across periods, it reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition and development activity on an unleveraged basis, providing perspective not immediately apparent from profit for the year. For example, interest expense is not necessarily linked to the operating performance of a real estate asset and is often incurred at the corporate level as opposed to the property level. Similarly, interest expense may be incurred at the property level even though the financing proceeds may be used at the corporate level (e.g., used for other investment activity). As so defined, NOI and Adjusted NOI may not be comparable to net operating income or similar measures reported by other real estate companies that define NOI or Adjusted NOI differently.
Adjusted EBITDA margin, NOI margin and Adjusted NOI margin
The table below also includes a reconciliation of Adjusted EBITDA margin, NOI margin and Adjusted NOI margin to profit for the year, the most directly comparable IFRS financial measure, for each of the periods indicated, as reported in the Company’s financial statements. We present margin ratios to rental income plus management fees minus electricity income to compliment the understanding of our operating performance; measuring our profitability compared to the revenues directly related to our business activities.

	For the Three-Month		9 months
	Period Ended September 30,		Cumulative
	2025	2024	2025	2024

	(millions of US$)
Profit for the period	25.0	52.0	67.6	286.2
(+) Total income tax expense	27.4	10.7	67.9	59.0
(-) Interest income	(0.7)	(4.0)	(2.0)	(13.1)
(-) Other income (1)	(1.2)	(1.4)	(3.7)	(3.4)
(-) Other expense	0.6	0.9	2.1	4.3
(+) Finance costs	12.3	11.2	34.5	33.7
(-) Exchange gain (loss) - net	(2.4)	4.3	(8.7)	10.0
(-) Share of results of associates	0.0	0.0	0.0	0.0
(-) Gain on sale of investment property	(0.4)	0.0	0.0	(0.3)
(-) Gain on revaluation of investment property	(4.8)	(24.0)	3.4	(231.4)
(+) Depreciation	0.5	0.4	1.2	0.9
(+) Share-based compensation	2.5	2.1	7.1	7.0
(-) Energy income	(2.5)	(2.6)	(6.5)	(6.5)
(+) Energy Expense	3.3	2.2	7.0	5.7
Adjusted EBITDA	59.7	51.9	170.0	152.0
(+) General and administrative expenses	7.8	7.0	24.4	24.3
(-) Share -based compensation expense	(2.5)	(2.1)	(7.1)	(7.0)
NOI	65.1	56.8	187.3	169.3
(+) Property operating costs related to properties that did not generate rental income	1.0	0.8	2.7	2.2
Adjusted NOI	66.1	57.6	190.0	171.5
(1)Includes other income and expenses unrelated to our operations, such as reimbursements from insurance proceeds, and sales of office equipment. For more information, see note 15 to our audited consolidated financial statements.

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Reconciliation of FFO and Vesta FFO
The table below sets forth a reconciliation of FFO and Vesta FFO to profit for the period, the most directly comparable IFRS financial measure, for each of the periods indicated, as reported in the Company’s financial statements. FFO is calculated as profit for the period, excluding: (i) gain on sale of investment property and (ii) gain on revaluation of investment property. We calculate Vesta FFO as the sum of FFO, as adjusted for the impact of exchange gain (loss) - net, other income – net, interest income, total income tax expense, depreciation and long-term incentive plan and equity plus.
The Company believes that Vesta FFO is useful to investors as a supplemental performance measure because it excludes the effects of certain items which can create significant earnings volatility, but which do not directly relate to our business operations. We believe Vesta FFO can facilitate comparisons of operating performance between periods, while also providing a more meaningful predictor of future earnings potential. Additionally, since Vesta FFO does not capture the level of capital expenditures per maintenance and improvements to maintain the operating performance of properties, which has a material economic impact on operating results, we believe Vesta FFO’s usefulness as a measure of performance may be limited.
Our computation of FFO and Vesta FFO may not be comparable to FFO measures reported by other REITs or real estate companies that define or interpret the FFO definition differently. FFO and Vesta FFO should not be considered as a substitute for net profit for the period attributable to our common shareholders.

	For the Three-Month		9 months
	Period Ended September 30,		Cumulative
	2025	2024	2025	2024

	(millions of US$)
Profit for the period	25.0	52.0	67.6	286.2
(-) Gain on sale of investment property	(0.4)	0.0	0.0	(0.3)
(-) Gain on revaluation of investment property	(4.8)	(24.0)	3.4	(231.4)
FFO	19.8	28.0	71.1	54.5
(-) Exchange gain (loss) – net	(2.4)	4.3	(8.7)	10.0
(-) Other income(1)	(1.2)	(1.4)	(3.7)	(3.4)
(-) Other expense	0.6	0.9	2.1	4.3
(-) Share of results of associates	0.0	0.0	0.0	0.0
(-) Interest income	(0.7)	(4.0)	(2.0)	(13.1)
(+) Total income tax expense	27.4	10.7	67.9	59.0
(+) Depreciation	0.5	0.4	1.2	0.9
(-) Share -based compensation expense	2.5	2.1	7.1	7.0
(-) Energy income	(2.5)	(2.6)	(6.5)	(6.5)
(+) Energy Expense	3.3	2.2	7.0	5.7
Vesta FFO	47.4	40.7	135.5	118.3
(1)Includes other income and expenses unrelated to our operations, such as reimbursements from insurance proceeds, and sales of office equipment. For more information, see note 15 to Vesta’s consolidated financial statements.

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